Trunkbow International Holdings Limited

Unit 1217-1218, 12 F of Tower B, Gemdale Plaza

No. 91 Jianguo Road, Chaoyang District, Beijing, PRC

January 31, 2012

Stephen Krikorian

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trunkbow International Holdings Limited
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 001-35058

Dear Mr. Krikorian:

Trunkbow International Holdings Limited (“We” or the “Company”) is hereby responding to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by comment letter dated January 24, 2012 (the “Comment Letter”). The following consists of the Company’s response to the Comment Letter and the numbered paragraph set forth below corresponds to the numbered paragraph in the Comment Letter.

Directors, Executive Officers and Corporate Governance

Directors and Executive Officers, page 45

1.	We note that your previous response concerning the application of Rule 2-01(c)(2) indicated that the Company’s CFO was a member of the Bernstein audit engagement team prior to being hired as CFO of the Company in January 2010. Please provide us with the exact dates on which she began and ceased her involvement on the Bernstein audit engagement team for the Company, including the specific annual audits for which she participated as an engagement team member. In light of the requirement that the auditor must be independent for all years included in a filing with the Commission, please tell us how the CFO’s dates of service on the Bernstein audit engagement team affect the application of Rule 2-01(c)(2) to the year ended December 31, 2009, and subsequent audited financial statements included in filings with the Commission. We are providing the link to the Commission’s 2003 rule release (33-8183), which provides guidance in this area, http://www.sec.gov/rules/final/33-8183.htm.

Company response: Ms. Ye began her engagement on the Bernstein & Pinchuk LLP (“Bernstein”) audit engagement team for the Company on August 31, 2009 regarding the annual audit for 2007 and 2008 and ceased this involvement on September 25, 2009. Ms. Ye was not involved with the Bernstein audit engagement team for the Company with respect to any other annual audit. Ms. Ye resigned from Bernstein in December 2009 and had a commitment to work for the Company at that time. Ms. Ye was not considered as a member of the audit engagement team for the one year period prior to the time the audit engagement team commenced audit procedures for 2009 in January 2010 pursuant to Rule 2-02 (c)(2)(iii)(B)(2)(iii) (which provides that individuals that are employed by the issuer due to an emergency or other unusual situation are excluded from the audit engagement team, provided that the audit committee determines that the relationship is in the interest of investors). The unusual situation was that the Company was in the process of preparing for its initial registration statement filing on Form 10, at a time when it was extremely difficult for smaller companies in China to find qualified accounting personnel in a financial reporting oversight role knowledgeable in US GAAP, SEC reporting, fluent in English and with some familiarity with the Company’s business. The board of directors of the Company considered not hiring Ms. Ye would very likely cause delay in filing and increase the likelihood of errors and omissions in the registration statement which would be harmful to the Company’s investors.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact our legal counsel, Mitchell S. Nussbaum of Loeb & Loeb LLP, at (212) 407-4159, or Norwood P. Beveridge of Loeb & Loeb LLP, at (212) 407-4970, if you have any questions.

Sincerely,

Trunkbow International Holdings Limited

/s/ Li Qiang
Li Qiang, Chief Executive Office

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